UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 11, 2024

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

  held on December 11, 2024)

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

  Date, Hour and Place:

  December 11, 2024, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo.

  Members in attendance:

  (i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden and Tabajara Bertelli Costa.

  Matters discussed and resolutions:

1.	The Board members discussed and approved the Company’s Strategic Plan of 2025-2034 and the budget for 2025.

2.	The Board of Directors approved the Personal Data Protection and Privacy Corporate Policy, as proposed by the Executive Board

3.	In addition, the Board members approved the new wording for the Code of Ethics and the Corporate Policy on Anti-Corruption as proposals presented by the Executive Board and endorsed by the Conduct Committee and the Audit and Risk Committee, which will come into force from March 2025

4.

  The Board members approved the fees proposal of Deloitte Touche Tohmatsu Auditores Independentes Ltda. to provide auditing services for the 2024 financial statements, as proposed by the Executive Board and recommended by the Company's Audit and Risk Committee.

    Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

    There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

    Jorge Marques de Toledo Camargo – Chairman

    Marcos Marinho Lutz – Vice-Chairman

    Ana Paula Vitali Janes Vescovi

    Fabio Venturelli

    Flávia Buarque de Almeida

    Francisco de Sá Neto

    José Mauricio Pereira Coelho

    Marcelo Faria de Lima

    Peter Paul Lorenço Estermann

    Denize Sampaio Bicudo – Secretary of the Board of Directors

    SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Date: December 11, 2024

ULTRAPAR HOLDINGS INC.
By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

    (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 11, 2024)